(Letterhead of Harry & David Holdings, Inc.)

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington DC 200549

Attention:	William H. Thompson
Sondra Snyder Robyn Manuel

Re: Harry & David Holdings, Inc. Form 10-K for Fiscal Year Ended June 30, 2007 Filed September 14, 2007 Commission File No. 333-127173

Dear Mr. Thompson, Ms. Snyder and Ms. Manuel:

The following sets forth the responses of Harry & David Holdings, Inc. (the “Company”) to the comments included in the Staff’s letter dated June 25, 2008 with respect to the above-referenced Annual Report on Form 10-K. For your convenience, we have included the Staff’s comments in the body of this letter and have provided the Company’s responses thereto immediately following each comment. Where appropriate, we have also included proposed revised disclosure in response to the Staff’s comments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations, page 30

Harry and David Stores, page 32

1. Staff Comment- Where you discuss the percentage change in comparable store sales from year to year, please disclose the dollar amount of comparable store sales for each period. We believe such disclosure would allow investors to better understand the portion of overall change in net sales that relates to new stores versus comparable stores. Please disclose this same information under Selected Financial Data for all five periods presented.

Response to Staff Comment- In accordance with the Staff’s comment, in future filings, we will disclose the dollar amount of comparable store sales for each period presented. We will make similar disclosure under Item 6—“Selected Financial Data” for each full fiscal year presented.

Item 9A. Controls and Procedures. page 49

2. Staff Comment- We note your disclosure that disclosure controls and procedures are designed to provide “reasonable assurance” that the controls and procedures will meet their objectives. In future filings, please revise the conclusions of the principal executive and principal financial officer to state, if true, that the disclosure controls and procedures are, in fact, effective at the “reasonable assurance” level. Please confirm that the conclusions disclosed in this filing would not have changed had this revised disclosure been provided. Please refer to Section II.F.4 of SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Response to Staff Comment- In accordance with the Staff’s comment, we will revise the conclusions, in future filings, to state, if true, that the disclosure controls are, in fact, effective at the “reasonable assurance” level. We also confirm that the conclusions disclosed in the above-referenced Annual Report on Form 10-K would not have not changed had this revised disclosure been provided.

Financial Statements, page F-1

Note 3- Summary of Significant Accounting Policies, page F-7

Revenue Recognition

3. Staff Comment- With respect to products sold in your direct marketing and wholesale channels, please tell us and revise your disclosure to clarify on why recognition of revenue upon shipment rather than upon delivery to and acceptance by the customer is in accordance with GAAP.

Response to Staff Comment- In accordance with criteria set forth in SAB 104, we recognize revenue from product sales when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured.

For our wholesale and direct marketing segments, product sales and shipping revenues, net of promotional discounts, rebates, and return allowances, are recorded upon shipment as our standard terms and conditions provide for transfer of title upon our delivery to the carrier. We will revise our disclosure, in future filings, to include the above disclosure.

4. Staff Comment- Please disclose how you account for gift cards that are never redeemed or are not redeemed over an extended period of time. Also disclose whether your gift cards have expiration dates or contain provisions for reduction in the value of unused card balances over defined time periods. To the extent that unredeemed gift card liabilities are relieved into income, please disclose the timing of recognition of such income. Further, please tell us the amount of unredeemed gift cards recorded as income in each period presented, and disclose these amounts, if material.

Response to Staff Comment- Our accounting for unredeemed gift cards and gift certificates is dependent on whether the gift card or certificate is subject to escheatment. If the gift card or certificate is subject to escheatment, we follow procedures based on the corresponding state requirements and will ultimately escheat any unredeemed gift card or certificate amounts to the appropriate state and therefore such unredeemed gift card or certificate amounts are never recorded as income. Gift cards or certificates not subject to escheatment are recognized in income after being outstanding for ten years, which is the general statute of ultimate repose in Oregon, the state of incorporation of our subsidiary which issues gift cards and gift certificates. At that time we consider redemption remote and relieve the liability into income. Our gift cards and certificates do not lose value due to the passage of time, and do not have expiration dates. In fiscal 2007, we relieved $0.3 million into income related to unredeemed gift cards or certificates. There were no such amounts recorded in 2005 or 2006. If such amounts are material in future periods, we will undertake to disclose such amounts in future filings.

Note 4 – Restatement of Financial Statements. Page F-13

5. Staff Comment- Please tell us what consideration you gave to filing an Item 4.02 Form 8-K regarding the restatement of your financial statements as it appears there were material revisions to certain items in your financial statements, including operating cash flows, as a result of the restatement.

Response to Staff Comment- At the time the Company concluded that its historical practice of reclassifying outstanding checks to accounts payable related to its main banking relationship was in error during fiscal 2007, we performed an analysis in accordance with SAB 99 and 108. In this analysis we concluded that we would need to restate historical information pertaining to two line items, “Cash and cash equivalents” and “Accounts Payable” due to the materiality of the error with respect to these items. We also concluded that the error did not mask earnings or key trends, or affect our compliance with our debt agreements or otherwise change an investor’s or other interested parties’ judgment on our liquidity or operating results taken as a whole for the periods that were restated. We also considered that the Company’s only publicly traded securities are its senior notes – the Company’s equity securities are held only by affiliates of two private investors as well as employee (and former employee) stockholders. Accordingly, the primary users of the Company’s financial statements are its bondholders, whose focus, among other things, are concentrated on net working capital to assess our ability to make interest payments and on our long-term operating performance. The adjustments made did not change net working capital or impact operating results and therefore, in our estimate, would not change an investor or interested parties judgment on our liquidity trends or operating results taken as whole. Therefore, we determined that an Item 4.02 8-K would not be necessary and that the restated the fiscal 2006 and 2005 historical consolidated balance sheets and consolidated statements of cash flows and disclosures within the notes to those financial statements within the 10-K, and subsequent filings, was sufficient disclosure to our investors.

Note 5 – Discontinued Operations. page F-14

6. Staff Comment- Please tell us how you determined that the disposal of your Jackson & Perkins business did not require you to file a Form 8-K that includes pro forma financial information giving effect to the disposition. Your response should include your computations of the significant subsidiary tests. Please refer to Rules 1-02 (w) and 11-01 of Regulation S-X along with Item 2.01 of Form 8-K in preparing your response. If you determine that a Form 8-K was required, please file it as soon as possible.

Response to Staff Comment- We respectfully advise the Staff that the required Form 8-K relating to the sale of our Jackson & Perkins business was filed by our operating subsidiary Harry & David Operations Corp. (0001340508) Acc No 000119312507-141954, File No. 333-128870, which is the party to the sale agreement. We note that Harry & David Operations Corp (which has since been merged with and into Harry and David (0001340503)) voluntarily files periodic reports with the Commission to satisfy its obligations under its senior note indenture, and that Harry & David’s annual and quarterly reports are filed together with the Company’s consolidated financial results in reliance on the exception provided in Rule 12h-5 of the Exchange Act.

Note 7 – Borrowing Arrangements. Page F-16

7. Staff Comment- Please confirm that the new revolving credit agreement entered in March 2006 is with the same creditor(s) as the previously existing revolving credit facility. Otherwise, please tell us your basis for continuing to defer the unamortized deferred financing costs associated with the previously existing credit agreement. Refer to paragraph 6 of EITF 98-14.

Response to Staff Comment- In accordance with the Staff’s comment, we confirm that the referenced revolving credit agreement is with the same creditor as the previously existing credit facility. We will clarify this in future filings.

8. Staff Comment- Please disclose the nature of any restrictions on the ability of Harry & David Operations to transfer funds to you in the form of dividends, loans or advances, such as the dividend restrictions contained in the Senior Notes. Also disclose the amount of net assets so restricted if the significance threshold in Item 4-08(e)(3) of Regulation S-X is met.

Response to Staff Comment- In accordance with the Staff’s comment, we will revise our disclosure in Note 7, in future filings, to disclose the nature of any restrictions on the ability of Harry & David to transfer funds to Harry & David Holdings, Inc. as follows:

With respect to the description of the Credit Facility:

“The revolving credit facility contains customary affirmative and negative covenants for senior secured credit facilities of this type, including, but not limited to, limitations on the incurrence of indebtedness, capital expenditures, asset dispositions, acquisitions, investments, dividends and other restricted payments, liens and transactions with affiliates. These covenants significantly limit our ability to obtain funds from our subsidiaries in the form of loans, dividends or other advances other than dividends paid to us by Harry & David for the purpose of paying (i) our income taxes when and as due, (ii) management fees payable to Wasserstein under the management agreement, or (iii) operating expenses incurred in the ordinary course of business and other corporate overhead costs and expenses (including legal and accounting expenses and similar expenses and customary fees to non-officer directors in an amount not to exceed $350,000 in any fiscal year.”

With respect to the description of the Senior Notes:

“The indenture governing the Senior Notes contains various restrictive covenants including, but not limited to, limitations on the incurrence of indebtedness, asset dispositions, acquisitions, investments, dividends and other restricted payments, liens and transactions with affiliates. These covenants significantly limit our ability to obtain funds from our subsidiaries in the form of loans, dividends or other advances other than (i) dividends or loans in limited circumstances if our fixed charge coverage ratio reaches specified levels or (ii) dividends paid to us by Harry and David for the purpose of paying (A) management fees not to exceed $1.0 million per year (excluding out of pocket expenses), (B) our consolidated income taxes when and as due, and (C) up to $2.0 million (since the date of the indenture) relating to expenses associated with an initial public offering. With respect to dividends other than as described in the preceding sentence, even if the fixed charge coverage ratio threshold has been met, Harry and David may only pay us dividends up to a specified amount based upon, among other things, our consolidated net income and any cash proceeds received by Harry and David from the sale of equity securities or contributions to equity.”

In accordance with the Staff’s comment, we will also disclose, in future filings, the amount of net assets covered by the restrictions set forth above to the extent the significance threshold in Item 4-08(e)(3) if Regulation S-X is met.

Note 10 – Stock Option Plan, page F-22

9. Staff Comment- Please clarify for us how you derive the expected term of employee stock options, and explain how your methodology is consistent with the guidance in SFAS 123R. Refer to paragraphs A26 through A30 of SFAS 123R as applicable.

Response to Staff Comment- In determining an appropriate assumption for the expected term of employee stock options we evaluated the guidance in the applicable sections of SFAS 123R. As background, we have limited grant history of approximately 102,000 options since 2004 (the year we began our Stock Option Plan), of which approximately 19,000 were granted in fiscal 2007. As a result of this limited grant history, we also have limited exercise behavior to evaluate. Given those limitations and relatively small number of options, we concluded the vesting period was the best estimate of the expected term at the time of grant. We will continually evaluate the appropriateness of our assumptions in light of the guidance in SFAS 123R as well as SAB Topics 107 and 110, respectively.

Certifications – Exhibits 31.1 and 31.2

10. Staff Comment- Please revise your certifications to use the exact wording specified in Item 601(b)(31) of Regulation S-K. In this regard, paragraphs 2 and 3 should be revised to refer to this “report” rather than this “annual report.”

Response to Staff Comment- In accordance with the Staff’s comment, we will revise the language in our certifications, in future filings, to reflect the appropriate wording.

In responding to your comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing is responsive to your comments. If you have any questions regarding our responses, please contact me at 541-864-2727.

Sincerely,

/s/ William H. Williams

William H. Williams

President and Chief Executive Officer

Cc:	Stephen V. O’Connell, Harry & David Holdings, Inc.
Robert Bluth, Harry and David
Meredith L. Deutsch, Jones Day
Mark Cruzan, Ernst & Young LLP